UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-35530

BROOKFIELD RENEWABLE ENERGY
PARTNERS L.P.
(Translation of registrant’s name into English)

73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b) (7): ☐

EXHIBIT LIST

Exhibit

99.1 Q1 2015 Interim Report

99.2 Interim Consolidated Financial Statements and Notes for the Three Months Ended March 31, 2015 and 2014

99.3 Management’s Discussion and Analysis for the Three Months Ended March 31, 2015 and 2014

99.4 Form 52-109F2 – Certification of Interim Filings – CEO

99.5 Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused thisreport to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE ENERGY
PARTNERS, L.P. by its general partner, Brookfield
Renewable Partners Limited

Date: May 6, 2015	By: /s/ Jane Sheere
Name: Jane Sheere
Title: Secretary